Exhibit 99.3

PORFIRIO CABALEIRO RODRIGUEZ

Mining Engineer and Director

GE21 Consultoria Mineral

Avenida Afonso Pena, 3130 - 12º andar

Belo Horizonte, Minas Gerais, Brazil, CEP 30.130-910

CONSENT OF QUALIFIED PERSON

I, Porfirio Cabaleiro Rodriguez, consent to the public filing of the technical report titled “Grota do Cirilo Lithium Project, Aracuai and Itinga Regions, Minas Gerais, Brazil, Updated Technical Report”, (the “Technical Report”) with an effective date of 31st October 2022, by Sigma Lithium Corporation (the “Corporation”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Corporation dated December 4th, 2022 (the “News Release”).

I certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this January 16th, 2023.

/s/ “Porfirio Cabaleiro Rodriguez”
Porfirio Cabaleiro Rodriguez, BSc. (MEng)
Senior Director
GE21 Consultoria Mineral, FAIG #3708